THE SPAIN FUND, INC.						Exhibit 77C
811-5189



The Annual Meeting of Shareholders of The Spain Fund, Inc. was held on June 26, 2003. A description of each proposal and number of shares voted at the meeting are as follows:


1. To Elect Directors:	         Shares Voted For	Withheld Authority
   Class Two Directors
   (term expires 2006)


John D. Carifa	6,118,617	141,593
Antonio Eraso	6,127,273	132,937




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